[redacted]

06050949

S[illegible] [illegible]IMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49247

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED OCT 3 0 2006 WASH. D.C. 105 SECTION

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Doral Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Doral Financial Plaza
(No. and Street)

Puerto Nuevo (City) PR (State) 00920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos De Sevilla (787) 474-5482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

254 Munoz Rivera (Address) Hato Rey (City) PR (State) 00918 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 29 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos De Sevilla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doral Securities, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

In San Juan, Puerto Rico, on the 27th of October, 2006.

#433

MIGUEL A. ELIZA RIVERA ABOGADO-NOTARIO

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Doral Securities, Inc.

(a wholly-owned subsidiary of Doral Financial Corporation)

Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 21 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

PricewaterhouseCoopers LLP
254 Muñoz Rivera Avenue
BBVA Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Auditors

To the Board of Directors
and Stockholder of Doral Securities, Inc.

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Doral Securities, Inc. (the "Company") (a wholly-owned subsidiary of Doral Financial Corporation) at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

September 22, 2006

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2007
Stamp 2127851 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Doral Securities, Inc.
(a wholly-owned subsidiary of Doral Financial Corporation)
Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	166,458
Securities segregated under federal and other regulations, at fair value		940,860
Securities owned, at fair value		15,585,028
Securities pledged to creditors, at fair value		35,030,718
Receivables		
Accrued interest		358,497
Other		341,031
Other assets		117,792
Deferred tax asset		39,292
Total assets	$	52,579,676
Liabilities and Stockholder's Equity		
Securities sold under agreements to repurchase	$	33,700,000
Due to parent company and affiliates		797,624
Accrued expenses and other liabilities		518,892
Income tax payable		94,535
Total liabilities		35,111,051
Commitments and contingencies (see Note 10)		
Stockholder's equity		
Common stock, $.01 par value; 1,000 shares authorized; 650 shares issued and outstanding		7
Additional paid-in capital		9,354,993
Retained earnings		8,113,625
Total stockholder's equity		17,468,625
Total liabilities and stockholder's equity	$	52,579,676

The accompanying notes are an integral part of these financial statements.

1. Organization

Doral Securities, Inc. (the Company) is a wholly-owned subsidiary of Doral Financial Corporation ("Doral Financial" or the "parent company") and was incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage and investment advisory services and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company operates in the Commonwealth of Puerto Rico. The Company is a registered investment advisor with the office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico.

The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is licensed as a broker-dealer by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico.

During 2005, the Company's main activities consisted of institutional sales on a principal and agent capacity, investment advisory services offered as co-advisor with UBS Trust Company of P.R. to one mutual fund, and, repurchase agreement transactions to finance its inventory positions. Also, the Company recognized as revenue the earned portion of the 20 basis points annual installment of the applicable market value of the retail accounts transferred to UBS as part of the sale of the retail operations completed in 2001. This is the last of four installments to be received by the Company. During the third quarter of this year, the Company decided to discontinue its sales and trading activities, but continue to offer the advisory services described above, and the maintenance of its inventory positions.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the most significant accounting policies followed by the Company:

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions of the Company are recorded on a trade date basis. Securities owned are carried at market or estimated fair value, if market value is not readily determinable. Unrealized gains and losses on securities, including forward, futures and option contracts, if any, are reflected in the statement of income as principal transactions.

Fee Income

Agency fees as investment management and advisory fees are recorded as income at the completion of the service.

The Company received agency fees from securities transactions with affiliates in which the Company acted as agent. These fees were recorded as income on a trade date basis.

The Company has an agreement with UBS Trust Company of P.R. to act as co-advisor to the PR GNMA & US Government Target Maturity Fund. For this service, the Company receives one-third of the investment advisory fees paid by the fund. The fees are recorded as income in investment management and advisory fees during the month the service was provided to the Fund.

Other Assets
Other assets include primarily prepaid expenses and furniture and equipment.

Furniture and equipment are initially recorded at cost and are depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 5 years).

Securities Sold/Purchased under an Agreement to Repurchase/Resell
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) and sale of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financing except where the Company does not have an agreement to resell or purchase the same or substantially the same securities before maturity at a fixed or determinable price.

It is the policy of the Company to obtain possession of collateral with a market value in excess of the principal amount loaned under resale agreement. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Income Taxes
The Company is subject to Puerto Rico income tax and files a separate income tax return. Income on certain securities owned is exempt from Puerto Rico income tax, net of interest expense and certain other costs allocated to such exempt interest.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns based on enacted tax laws. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will not be realized.

Deferred tax assets and liabilities are attributable primarily to temporary differences resulting from net unrealized gains and losses on trading inventories, the allowance for bad debts and other revenues and expenses which are reported for tax purposes in different years than for financial statement purposes.

Fair Value of Financial Instruments
The majority of the Company’s financial assets and liabilities are either valued at market or estimated fair value, or, because of their short-term nature at cost which approximates fair value. Fair values for these financial instruments are based on quoted market prices, or quoted prices for similar financial instruments or on pricing models based on discounted anticipated cash flows.

3. Securities Segregated Under Federal and Other Regulations

The Company has segregated mortgage-backed securities with a fair value of $940,860 in a special reserve account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Securities Owned and Securities Pledged to Creditors

Securities owned and securities pledged to creditors, at fair value, at December 31, 2005, consisted of the following:

	Securities Segregated under Federal and Other Regulations	Securities Owned	Securities Pledged to Creditors	Total
Obligations of the Commonwealth of Puerto Rico and its agencies	$ -	$ 5,510,156	$ -	$ 5,510,156
Mortgage-backed securities	940,860	1,410,168	32,511,601	34,862,629
United States government sponsored entities	-	8,637,075	2,519,117	11,156,192
Other marketable securities	-	27,629	-	27,629
	$ 940,860	$ 15,585,028	$ 35,030,718	$ 51,556,606

At December 31, 2005, cumulative unrealized gains and losses amounted to $406,837 and $507,586, respectively.

At December 31, 2005, $35,030,718 of securities owned was pledged as collateral for repurchase agreements. These securities may be repledged by the counterparty, and are presented separate in the statement of financial condition as securities pledged to creditors.

5. Related Party Transactions

Due to parent company and affiliates relates to the cost of operating services provided by Doral Financial or expenses paid on behalf of the Company, and allocated to the Company. The expenses allocated to the Company for services provided by Doral Financial for the year ended December 31, 2005 amounted to $257,832 and are included with employee compensation and benefits, communications and data processing, and other expenses in the statement of income. The Company provides brokerage services to affiliates for which it receives a transaction fee. For the year ended December 31, 2005 fees for such services approximated $1,330,623 recorded by the Company as agency fees in the accompanying statement of income.

At December 31, 2005, the parent company has provided a guarantee to all counterparties to repurchase agreements at no cost to the Company.

For the year ended December 31, 2005, interest income on securities purchased under agreements to resell and with affiliates amounted to $257,775.

The Company deposits certain cash balances with Doral Bank, a wholly owned subsidiary of Doral Financial Corporation. At December 31, 2005, such deposits amounted to $43,129.

6. Securities Sold Under Agreements to Repurchase and Securities Purchased under Agreements to Resell

The fair value of collateral pledged for repurchase agreements amounted to approximately $35,030,718. The maturity date of the repurchase agreement outstanding at December 31, 2005 was January 17, 2006.

The following table summarizes certain information on securities sold under agreements to repurchase and securities purchased under agreements to resell as of December 31, 2005.

Securities sold under agreements to repurchase	$ 33,700,000
Maximum aggregate balance outstanding at any month-end	$ 110,237,500
Average monthly aggregate balance outstanding	$ 82,220,220
Weighted average interest rate	
At December 31, 2005	4.33%
For the year	3.06%
Securities purchase under agreements to resell	$ -
Maximum aggregate balance outstanding at any month-end	$ 49,245,000
Average monthly aggregate balance outstanding	$ 32,764,917
Weighted average interest rate	
At December 31, 2005	-
For the year	3.06%

7. Employee Benefit Plan

The Company's employees participate in the Doral Financial Corporation Retirement and Incentive Savings Plan ("the Plan"). The Plan is available to all employees who have at least one year of service and are eighteen years old or older. Participants in the Plan have the option of making pre-tax or after-tax contributions. The Company will make a matching contribution equal to $0.50 for every dollar of pre-tax contribution made by participants to the plan up to 5% of the participant's basic compensation. The Company may also make fully discretionary profit-sharing contributions to the Plan. The Company's contributions are invested in DFC's common stock.

The retirement plan expense during the year ended December 31, 2005, amounted to approximately $5,391.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2005, based on the Rule, the Company had net capital of $13,593,996 which was $13,343,996 in excess of its required net capital. The Company's aggregate indebtedness to net capital was 0.8 to 1.

9. Income Tax

The components of the provision for income tax for the year-ended December 31, 2005 are as follows:

Current	$ 773,858
Deferred	(359,266)
	$ 414,592

The change in the deferred tax provision is related primarily to the change in unrealized gain on securities.

As of December 31, 2005, the Company had a deferred tax asset of $39,292, which is related primarily to the net unrealized loss on securities owned and securities pledged to creditors.

A reconciliation of the amount computed applying the statutory income tax rate and the reported income tax provision follows:

	Amount	% of Pre-Tax Income
Computed income tax at statutory rate	$ 936,008	41.5%
Exempt interest income, net	(584,845)	(25.9)%
Other	63,429	2.8 %
	$ 414,592	18.4 %

10. Commitments and Contingencies

The Company operates in office facilities under a noncancellable operating lease agreement with an affiliate, expiring on January 12, 2012. Rent expense for the year ended December 31, 2005 amounted to $75,239.

Future minimum rental payments under the operating lease agreement are approximately as follows:

Year	Amount
2006	$ 99,710
2007	99,710
2008	99,710
2009	99,710
2010 and later years	207,729
	$ 606,569

11. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the investment. The Company monitors the credit standing of each counterparty. Also, geographic concentration exists since most of the Company's business activity is with customers located in Puerto Rico.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain such representations and warranties. The Company maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

12. Subsequent Events

After December 31, 2005, the Company sold substantially all their securities portfolio and cancelled out all repurchase agreements. Also, on August 1, 2006 the Company declared a dividend to Parent Company amounting to $16 million. Dividends were paid on September 1, 2006. The Company continues performing advisory services.

PRICEWATERHOUSECOOPERS

Doral Securities, Inc.

(a wholly-owned subsidiary of Doral Financial Corporation)

Report on Internal Control

December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
254 Muñoz Rivera Avenue
BBVA Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a - 5

To the Board of Directors and Stockholder
of Doral Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Doral Securities, Inc. (the "Company") (a wholly-owned subsidiary of Doral Financial Corporation) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by SEC Rule 15c3-3(e);
(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

San Juan, Puerto Rico
September 22, 2006

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2007
Stamp 2127783 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report